Exhibit 99.2

Time Sensitive Materials

Depositary’s Notice of
Shareholders’ Meeting of
Royal & Sun Alliance Insurance Group plc

ADSs:	American Depositary Shares, evidenced by American Depositary Receipts (“ADRs”).

ADS CUSIP No.:	78004V202.

ADS Record Date:	April 8, 2003.

Meeting Specifics:	Extraordinary General Meeting - May 2, 2003, at 2:30 P.M. (local time) at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA, England.

Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.

ADS Voting Instructions Deadline:	On or before 10:00 A.M. (New York City time) on April 25, 2003.

Deposited Securities:	Ordinary shares, nominal value 27.5p per share, of Royal & Sun Alliance Insurance Group plc, a company incorporated and existing under the laws of England and Wales (the “Company”).

ADS Ratio:	5 ordinary shares to 1 ADS.

Depositary:	Citibank, N.A.

Custodian of Deposited Securities:	Citibank, N.A. - London Branch.

Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of October 24, 2000, by and among the Company, the Depositary and all Holders and Beneficial Owners of ADSs evidenced by ADRs issued thereunder.

The Voting Instructions must be completed and received by the Depositary no later than 10:00 A.M. (New York City time) on April 25, 2003 for action to be taken.

The Company has announced that an Extraordinary General Meeting of Shareholders (the “Meeting”) will be held at the date, time and location identified above. A copy of a Circular to Shareholders incorporating the Notice of the Extraordinary General Meeting (the “Notice of Meeting”) from the Company which includes the agenda for such Meeting is enclosed.

The enclosed materials are provided to allow you to vote at the Meeting of the Company.* There are two ways to vote:

a)	Through the Internet (available only if you hold your ADRs directly) as follows:
·	Access www.citibank.com/adr;
·	Click on “Investors” and then click on “Voting by Internet”;
·	Input the Voter Control Number (located on the bottom portion of your proxy card); and
·	Complete the Voting Instructions provided on the Internet site, to be received by the Depositary by the ADS Voting Instructions Deadline on April 25, 2003 at 10:00 A.M.

·	A Beneficial Owner who holds their ADSs through a custodian, broker or other agent should, in order to vote through the Internet, refer to other information provided by their agent.

b)	By Voting Instructions card sent via mail, as follows:
·	Complete all of the required information on the Voting Instructions card;
·	Sign the Voting Instructions card; and
·
Return the Voting Instructions card prior to the ADS Voting Instructions Deadline on April 25, 2003 at 10:00 A.M. to Citibank, N.A., P.O. Box 8527, Edison, New Jersey 08818-9395, using the enclosed pre-paid pre-addressed envelope.

·	A Beneficial Owner who holds their ADSs through a custodian, broker or other agent may have special instructions from their agent.

By voting through the Internet or by signing and returning the Voting Instructions card, you are instructing the Depositary to vote your Deposited Securities in the manner indicated through the Internet or on the Voting Instructions card.

Pursuant to Section 4.10 of the Deposit Agreement, upon timely receipt of Voting Instructions from a Holder of ADSs as of the ADS Record Date, the Depositary shall endeavor insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received, either on a show of hands, in which case the Custodian shall be instructed to vote in accordance with instructions received from a majority of Holders giving instructions, or on a poll, in which case the Custodian shall be instructed to vote in accordance with the instructions as received from the Holders giving instructions.

*As set forth in Section 4.10 of the Deposit Agreement, Holders at the close of business on the ADS Record Date will be entitled, subject to any applicable law, the Memorandum and Articles of Association of the Company, and the provisions of or governing the Deposited Securities, to instruct the Depositary as to the exercise of the voting rights pertaining to the Deposited Securities represented by such Holders’ ADSs.

The information contained herein with respect to the Meeting has been provided by the Company. Citibank, N.A. is forwarding this information to you solely as Depositary and in accordance with the terms of the Deposit Agreement and disclaims any responsibility with respect to the accuracy or completeness of such information. Citibank, N.A. does not, and should not be deemed to, express any opinion with respect to the proposals to be considered at the Meeting. The rights and obligations of Holders and Beneficial Owners of ADSs, the Company and the Depositary are set forth in their entirety in the Deposit Agreement and are summarized in the ADRs. If you wish to receive a copy of the Deposit Agreement, please contact the Depositary at the number set forth below.

If you have any questions about the way in which Voting Instructions may be delivered to the Depositary, please contact Citibank, N.A. – ADR Shareholder Services at 1-877-CITI-ADR (1-877-248-4237).

Citibank, N.A., as Depositary

X	your vote as in this example	0000

If these Voting Instructions are signed and timely returned to the Depositary but no specific direction as to voting is marked below as to an issue, the undersigned shall be deemed to have directed the Depositary to give voting instructions “FOR” the unmarked issue.

		FOR	AGAINST	ABSTAIN
1

SIGNATURE(S)	Date

Please sign your name to the Voting Instructions exactly as printed above. When signing in a fiduciary or representative capacity, give full title as such. Where more than one owner, each MUST sign. Voting instructions executed by a corporation should be in full corporate name by a duly authorized officer with full title as such.

DETACH HERE

1.	Approval of the disposal of Promina Group Limited by way of flotation on the Australian Stock Exchange and New Zealand Stock Exchange by way of an initial public offering, as set forth in agenda item 1 of the Company’s Notice of Meeting enclosed herewith.

The Voting Instructions must be signed, completed and received by the Depositary at the address indicated on the enclosed envelope no later than 10:00 A.M. (New York City time) on April 25, 2003 for action to be taken.

2003 VOTING INSTRUCTIONS	AMERICAN DEPOSITARY SHARES

Royal & Sun Alliance Insurance Group plc (the “Company”)

CUSIP No.:	78004V202.
ADS Record Date:	April 8, 2003.
Meeting Specifics:	Extraordinary General Meeting – May 2, 2003, at 2:30 P.M. (local time) at the offices of Ashurst Morris Crisp, Broadwalk House, 5 Appold Street, London EC2A 2HA, England.
Meeting Agenda:	Please refer to the Company's Notice of Meeting enclosed herewith.
Depositary:	Citibank, N.A.
Deposit Agreement:	Amended and Restated Deposit Agreement, dated as of October 24, 2000.
Deposited Securities:	Ordinary shares, nominal value 27.5p per share, of the Company.
Custodian:	Citibank N.A. – London Branch.

The undersigned holder, as of the ADS Record Date, of the American Depositary Receipt(s) issued under the Deposit Agreement and evidencing the American Depositary Shares identified on the reverse side hereof (such American Depositary Shares, the “ADSs”), acknowledges receipt of a copy of the Depositary's Notice of Shareholders’ Meeting.

Pursuant to Section 4.10 of the Deposit Agreement, upon timely receipt of Voting Instructions from a Holder of ADSs, evidenced by ADRs, the Depositary shall endeavor insofar as practicable and permitted under applicable law and the provisions of the Deposited Securities to cause the Custodian to vote (or to cause to be voted by means of the appointment of a proxy or otherwise) the Deposited Securities in respect of which Voting Instructions have been received, either on a show of hands, in which case the Custodian shall be instructed to vote in accordance with instructions received from a majority of Holders giving instructions, or on a poll, in which case the Custodian shall be instructed to vote in accordance with the instructions as received from the Holders giving instructions.

Please indicate on the reverse side hereof how the Deposited Securities are to be voted.

The Voting Instructions must be marked, signed and returned on time in order to be counted.

By signing on the reverse side hereof, the undersigned represents to the Depositary and the Company that the undersigned is duly authorized to give the voting instructions contained therein.

DETACH HERE